Item 77M/77Q1(g) - Mergers:

Columbia Funds Series Trust I

Columbia Contrarian Core Fund (the “Acquiring Fund”) became the surviving entity in a reorganization (the “Reorganization”) with Columbia Value and Restructuring Fund, a series of Columbia Funds Series Trust I (the “Acquired Fund”).

In December 2015, the Board of Trustees of Columbia Funds Series Trust I approved an agreement and plan of reorganization (the “Agreement and Plan”) providing for the sale of all of the assets of the Acquired Fund to, and the assumption of all of the liabilities and obligations of the Acquired Fund by, the Acquiring Fund, in complete liquidation of the Acquired Fund. At a meeting of shareholders held on June 13, 2016, shareholders of the Acquired Fund approved the Agreement and Plan with respect to the Reorganization.

Effective on June 24, 2016, the Acquiring Fund acquired all the assets of, and assumed all the liabilities and obligations of, the Acquired Fund, in complete liquidation of the Acquired Fund. Shareholders of each class of shares of the Acquired Fund received shares of the corresponding share class of the Acquiring Fund in accordance with the Agreement and Plan.

The registration statement of Columbia Funds Series Trust I on Form N-14, which was filed with the Securities and Exchange Commission on December 22, 2015 (Accession No. 0001193125-15-410995), is incorporated by reference, including without limitation, the prospectus/proxy statement describing the Reorganization. The final form of Agreement and Plan was filed as Exhibit (4) to the registration statement on Form N-14 on December 22, 2015 (Accession No. 0001193125-15-410995), and is incorporated by reference.